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FEB 23 2012
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SEC 12010940 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent W. Johnston 212-850-4997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brent W. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSP Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President and Chief Compliance Officer
Title

[signature]
Notary Public

PATRICIA A. STEIGERWALD
Notary Public, State of NY
No. 01ST4714250
Qualified in Nassau County
Commission Expires June 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Financial Statements and Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of GSP Securities LLC:

We have audited the accompanying statement of financial condition of GSP Securities LLC (the Company), a majority owned subsidiary of Emigrant Bancorp, Inc., as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSP Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 21, 2012

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents:		
On deposit with affiliate	$	6,646,186
On deposit with nonaffiliate		734,625
Accounts receivable		14,522
Total assets	$	7,395,333
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses payable		85,500
Total liabilities		85,500
Member's equity:		
Member's equity		7,309,833
Total member's equity		7,309,833
Total liabilities and member's equity	$	7,395,333

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Statement of Income

Year Ended December 31, 2011

Revenues:		
Investment banking fees	$	7,144,219
Total revenues		7,144,219
Expenses:		
Facilities and services expenses		118,500
Professional fees		121,583
Regulatory fees and expenses		42,282
Travel and entertainment		14,876
Consultant fees paid to member		287,428
Outside services and other expenses		31,187
Total expenses		615,856
Net income	$	6,528,363

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)
Statement of Changes in Member's Equity
Year Ended 12/31/2011

Member's equity, December 31, 2010	$	781,470
Member distributions		—
Net income		6,528,363
Member's equity, December 31, 2011	$	7,309,833

See accompanying notes to financial statements.

GSP SECURITIES LLC
(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Statement of Cash Flows

Year Ended 12/31/2011

Cash flows from operating activities:		
Net income	$	6,528,363
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in account receivable		(13,530)
Increase in accrued expenses payable		19,500
Net cash provided by operating activities		6,534,333
Net increase in cash and cash equivalents		6,534,333
Cash and cash equivalents at beginning of year		846,478
Cash and cash equivalents at end of year	$	7,380,811

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC (GSP), which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008 the Company became a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA.

The Company's business is focused in the professional sports industry and primarily involves the earning of fees relating to merger and acquisition, advisory work, referral services and serving as an agent for the private placement of debt and equity activities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statements which conform to U.S. generally accepted accounting principles and practices generally followed in the securities industry:

(a) Basic Accounting Policies and Use of Estimates

The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Statement of Cash Flows

Cash and cash equivalents consist of cash on deposit in noninterest bearing accounts ninety days or less.

(c) Income Taxes

The Company does not provide for income taxes in the accompanying financial statements. Under current federal and applicable state limited liability company tax laws and regulations, limited liability companies with only one member are disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company will be disregarded as an entity separate from its owner and will not be subject to federal and applicable state income taxes. GSP is a limited liability company treated as a partnership for tax purposes and is subject to the New York City Unincorporated Business Tax (UBT). The Company's portion of the UBT, for which the Parent is liable, is $5,223; accordingly no provision has been recorded in the Company's financial statements.

(Continued)

The Parent has a 75% partnership interest in GSP and is subject to federal, state and city income taxes on its allocated share of the income. The total provision for all income taxes had such provision been made in the Company's financial statements, would have been $2,161,704, net of the UBT credit.

(d) Revenue Recognition

Investment banking fees include revenues from advisory and merger and acquisition (M&A) assignments. The fees are recognized as services are performed and amounts are earned in accordance with ASC 605, *Revenue Recognition.* Management considers amounts to be earned once contracts and agreements of an assignment have been executed and services have been delivered.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. In addition, the Company must maintain 120% of its net capital in accordance with Securities and Exchange Rule 17a-11.

At December 31, 2011, the Company had net capital of $683,825, which was $678,125 in excess of required net capital of $5,700, and the Company's net capital ratio was 12.50%.

The Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, as defined.

(4) Financial Instruments Fair Value Information

All of the Company's assets and liabilities are carried at fair value or at amounts that approximate fair value based on their short term nature.

(5) Related-Party Transactions

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

(a) Cash and Cash Equivalents

The Company maintained $6,646,186 on deposit with Emigrant Bank in a noninterest bearing checking account at December 31, 2011.

(b) Facilities and Services Expenses

The Company, through an Assignment and Assumption Agreement, dated August 15, 2008, has entered into a Facilities and Services Agreement with 6 East 43rd Street Management Corp, for occupancy and other services (utilities, maintenance, etc.), and with Emigrant Bank for technology, communications and other operational services. The Company incurred $118,500 of such expenses during 2011.

(c) ***Employee Compensation***

The Company's operations are fully staffed by employees of the Parent. Individuals responsible for generating revenues are compensated by an affiliate of the Parent.

The affiliates of the Parent will absorb expenses related to the salaries and benefits of individuals providing back office support. During 2011 no commissions were paid by the Company, and affiliates of the Parent absorbed approximately $6,600 related to employee and back office support services.

(d) ***Expense Sharing Agreement***

The Company entered into a revised Expense Sharing Agreement, dated January 1, 2010, with Emigrant Bank, an affiliate of the Parent, whereby Emigrant will provide certain services at no charge to the Company. Such services include the use of Emigrant accounting personnel and other Emigrant employees for regulatory, tax and accounting services, and other support services as needed, as well as the use of Emigrant personal property (office supplies, office equipment, etc) as used by these individuals.

(e) ***Consultant Fees Paid to Member***

Pursuant to affiliation agreements dated October 15, 2010 and October 15, 2011 between GSP and an individual, the Company remitted $287,428 to GSP with respect to advisory assignments received associated with NBA franchises and entities other than NBA franchises as originated by that individual on behalf of GSP.

(6) Financial Transactions

The Company's financial transactions will primarily involve the collection of fees related to its efforts in providing M&A advisory services, cash placement fees related to serving as an agent for private placement activities, and fees collected related to referral services based on the Company's principals' contacts and relationships in the professional sports industry.

In connection with these activities the Company's credit and market risk exposure is not deemed to be material.

(Continued)

(7) Subsequent Events

Pursuant to Article IV of the Company's Operating Agreement, the Company distributed to GSP approximately $6.528 million out of its 2011 net cash flows, effective January 13, 2012.

Schedule I

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year ended December 31, 2011

Net Capital:		
Total member's equity	$	7,309,833
Net capital before haircuts on securities		7,309,833
Haircuts on investments owned		—
Total nonallowable assets		(6,626,008)
Net capital	$	683,825
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses payable	$	85,500
Total Aggregate Indebtedness	$	85,500
Computation of basic net capital requirements:		
Minimum net capital required	$	5,700
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,700
Excess net capital		678,125
Ratio of aggregate indebtedness to net capital		12.50% to 1%

There are no material differences between this computation of net capital requirement and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2011, filed on January 25, 2012.

See accompanying report of independent registered public accounting firm.

Schedule II

GSP SECURITIES LLC

(A Majority Owned Subsidiary of Emigrant Bancorp, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2011

The Company claims an exemption from rule 15c3-3, the reserve requirement, as of December 31, 2011 based upon Section (k)(2)(i).

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Member of GSP Securities LLC:

In planning and performing our audit of the financial statements of GSP Securities LLC (the Company), a majority owned subsidiary of Emigrant Bancorp, Inc., as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2012

KPMG

GSP SECURITIES LLC

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2011

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member of GSP Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GSP Securities LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2012

GSP SECURITIES LLC

Schedule of General Assessment Reconciliation

Period from January 1, 2011 to December 31, 2011

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	7,144,219
Additions:		
None		—
Deductions:		
None		—
SIPC net operating revenues	$	7,144,219
General assessment @.0025	$	17,861
Less payment made with SIPC-6		491
Assessment balance due or (overpayment)		17,370
Assessment balance paid with SIPC-7		17,370
Assessment balance due or (overpayment)	$	—